February 24, 2021

VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3628

100 F Street, N.E.

Washington, D.C. 20549

Office of Energy & Transportation

Re: AMERICAN BATTERY METALS CORP

Registration Statement on Form S-3

Filed January 28, 2021

File No. 333-252492

Ladies and Gentlemen:

On behalf of American Battery Metals Corp, a Nevada corporation (the “Company”), we are hereby filing in electronic format through EDGAR with the U.S. Securities and Exchange Commission (the “SEC”), pursuant to the Securities Act of 1933, as amended, one complete copy of the Company’s Amendment No. 1 to Registration Statement on Form S-3 (the “Amendment”), for the registration of shares of the Company’s common stock, including one complete copy of the exhibits listed as filed therewith.

To facilitate the staff’s review, the comments are reproduced before each of the Company’s responses thereto. All page numbers referred to in the responses to the staff’s comments correspond to the page numbers of the Amendment.

Comments and Responses

Form S-3 filed January 28, 2021

Cover page

1.Please describe the recent price volatility in your stock and briefly disclose any known risks of investing in your stock under these circumstances. Add, for comparison purposes, disclosure of the market price of your common stock prior to the recent price volatility in your stock. For example, disclose the price at which your stock was trading before December 16, 2020.

Response: Please see the revised disclosure per your comment on page 4 of the Amendment.

2.Describe any recent change in your financial condition or results of operations, such as your earnings, revenues or other measure of company value that is consistent with the recent change in your stock price. If no such change to your financial condition or results of operations exists, disclose that fact.

Response: The recent stock price volatility was primarily unrelated to the Company’s financial results. Please see the revised disclosure per your comment on page 4 of the Amendment.

1185 Avenue of the Americas | 31st Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW

Risk Factors

We expect to experience volatility in the price of our Common Stock, which could negatively affect stockholders’ investments. , page 12

3.Revise the risk factor to address the recent extreme volatility in your stock price. Your disclosure should include intra-day stock price range information and should cover a period of time sufficient to demonstrate the recent price volatility and should address the impact on investors. Your disclosure should also address the potential for rapid and substantial decreases in your stock price, including decreases unrelated to your operating performance or prospects. To the extent recent increases in your stock price are significantly inconsistent with improvements in actual or expected operating performance, financial condition or other indicators of value, discuss the inconsistencies and where relevant quantify them. If you lack information to do so, explain why.

Response: Please see revised risk factor on page 12 of the Amendment.

We may issue additional shares of Common Stock or preferred stock in the future, which could cause significant dilution to all stockholders., page 14

4.We note the significant number of shares you may be offering relative to the number currently outstanding. Revise this risk factor to also address the impact that this offering could have on your stock price and on investors.

Response: Please see revised risk factor on page 14 of the Amendment.

Kindly address any comments or questions that you may have concerning this letter or the enclosed materials to me (tel.: (212) 930-9700).

Very truly yours,

/s/ Darrin M. Ocasio

Darrin M. Ocasio

1185 Avenue of the Americas | 31st Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW